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555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

Erin Jaskot

Abe Friedman

Joel Parker

Re:	Life Time Group Holdings, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted August 27, 2021

CIK No. 0001869198

Ladies and Gentlemen:

On behalf of our client, Life Time Group Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we are transmitting this letter setting forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 3, 2021 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted by the Company on June 28, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company has publicly filed a Registration Statement on Form S-1 (the “Registration Statement”), which has been revised to address the Staff’s comments.

The bold and numbered paragraphs below set forth the comments of the Staff from the Comment Letter together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

September 13, 2021

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary Historical Consolidated Financial Information Adjusted EBITDA Reconciliation, page 21

1.

We note your response to comment 7. We continue to believe that adjusting for “Pre- opening expenses” is not appropriate as these costs appear to be normal, recurring costs of your operations. Please remove your “Pre-opening expenses” adjustment from your non- GAAP financial measure.

Response: In response to the Staff’s comment, while the Company continues to believe that the exclusion of pre-opening expenses from the calculation of Adjusted EBITDA is beneficial to investors’ understanding of the Company’s business and results of operations, the Company has revised its disclosure throughout the Registration Statement in order to remove the addback for pre-opening expenses from its presentation of Adjusted EBITDA.

Capitalization, page 56

2.

We note your revision in response to prior comment 9. Please tell us why you have not made a pro forma adjustment for the amount of stock compensation that will be recognized upon completion of this offering within your capitalization table.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 56 of the Registration Statement in order to clarify that it intends to include in the capitalization table a pro forma adjustment for the amount of stock compensation that will be recognized upon completion of this offering.

Management’s Discussion and Analysis Non-GAAP Measurements and Key Performance Indicators, page 63

3.

We note you include “non-cash rent expense” in your tabular presentations on pages 63 and 67. Please balance your disclosure by presenting the comparable GAAP rent expense alongside the presentation of your “non-cash rent expense.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 63 and 67 of the Registration Statement accordingly.

*        *        *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Jason M. Licht

Jason M. Licht of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Bahram Akradi, Chief Executive Officer, Life Time Group Holdings, Inc.

Thomas E. Bergmann, Chief Financial Officer, Life Time Group Holdings, Inc.

Erik Lindseth, General Counsel, Life Time Group Holdings, Inc.

Howard Sobel, Latham & Watkins LLP